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September 29, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Cash
Branch Chief

Re:	BE Aerospace, Inc.
Definitive Proxy Statement filed April 20, 2010
File No. 0-18348

Dear Mr. Cash:

On behalf of our client, BE Aerospace, Inc. (the “Company”), we hereby acknowledge receipt of the letter dated September 16, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 0-18348) (the “Proxy Statement”).

On behalf of the Company, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of each comment from the Staff contained in the Comment Letter, followed by the Company’s response to such comment.  For your convenience, we have also included the captions used in the Comment Letter.

Definitive Proxy Statement filed April 20, 2010

Annual Cash Incentives, page 17

1.
Comment:  We note that the MIP contains two components—financial performance that accounts for 80% of the award and individual performance that accounts for 20% of the award.  We also note your response to comment 5 in our letter dated August 5, 2010.  Based on the proposed disclosure in Exhibit A, in particular, the first paragraph under “2010 Financial Performance Objectives”, it does not appear that you use a linear interpolation to determine how the “percent of target achieved” translates into the amount awarded with respect to the financial performance component.  Please revise the proposed disclosure in Exhibit A to clearly explain how the financial performance component is determined in relation to the “percent of target achieved”.

Response:   The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.  The Company proposes to revise in future filings the disclosure related to financial performance objectives to include disclosure similar in scope and level of detail to the text set forth below.  This disclosure is intended to replace the proposed disclosure set forth in the first paragraph under the heading “2010 Financial Performance Objectives” in Exhibit A to the Company’s letter, dated September 1, 2010, responding to the Staff’s letter, dated June 10, 2010.

“2010 Financial Performance Objectives.  Each year the Compensation Committee determines the financial performance objectives under the MIP for each of our named executive officers based upon our financial plan for that year.  The minimum threshold for payment under the MIP with respect to a financial performance objective is generally 80% of the applicable target.  Incentive payments for performance between 80% and 90% of a financial performance objective would generally not exceed 10% of the targeted MIP payment, with the actual amount of the incentive payment between these percentages determined by linear interpolation.  For performance between 90% and 100%, the actual amount of the incentive payment is also determined by linear interpolation.  For performance in excess of 100%, the actual amount of the incentive payment is directly proportionate to the level of attainment of the financial performance objectives.”

Long-Term Equity Incentives, page 19

2.  Comment: We note your response to comment 6 in our letter dated August 5, 2010.  We have the following comments:

•
The proposed disclosure does not clearly explain how the targeted total direct compensation percentiles translate into the actual award.  It also does not clearly explain how the other components of compensation impact the award.  Please revise the proposed disclosure accordingly.

•	Please revise the proposed disclosure to disclose the percentiles of the actual total direct compensation amounts awarded to each of your named executive officers.

•	Please advise us as to whether you target percentiles with respect to individual components of compensation.

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.  The Company proposes to revise in future filings the disclosure related to long-term equity incentives set forth in the first through fourth paragraphs on page 19 in the Proxy Statement, to disclosure similar in scope and level of detail to the following:

“Long-Term Equity Incentives.  We believe the use of long-term equity incentive awards accomplishes important objectives of our executive compensation program by linking executive compensation to long-term shareholder value creation.  The level of benefit received by our executive officers is dependent, to a large degree, on the successful execution of our strategy and delivering significant, sustained growth.

On [___], 2010, the Compensation Committee approved grants of restricted stock effective as of December 15, 2010 for our named executive officers and as of November 15, 2010 for all other eligible participants.  This process is consistent with our policy of having the dollar value of annual grants of restricted stock to our employees reviewed and approved by our Compensation Committee at a meeting in the third or fourth quarter and having the grants made effective as of December 15 of each year for named executive officers (November 15 for all other eligible participants).  The number of shares of restricted stock granted is equal to the dollar value approved by our Compensation Committee divided by the closing price of our common stock as quoted on the NASDAQ Stock Market on the date of grant.  All grants of restricted stock are made pursuant to our 2005 Long-Term Incentive Plan.

Our Compensation Committee does not apply specific formulas in determining the amounts of the equity compensation awarded to our named executive officers.  Rather it reviews a variety of factors, including:

•	our financial performance relative to that of our compensation comparison group (as described below);

•	competitive data provided by an independent compensation consultant; and

•	each named executive officer’s general performance during the year.

With regard to our financial performance relative to that of the companies in our peer group, the Compensation Committee reviewed revenue growth, operating income growth, EBITDA growth, EPS growth, total shareholder return and return on average equity of the companies in our comparison group over the past three years and noted that our performance was  positioned at approximately the [---] percentile.  As a result of this analysis, the Compensation Committee targeted total direct compensation (including base salary, annual cash incentives and restricted stock awards) between the [---] and [---] percentiles of the amounts awarded to named executive officers at the companies in our comparison group.  For 2010, the actual percentiles for each named executive officer was [------].

Using data provided by an independent compensation consultant, the Compensation Committee also considered, with respect to each of our named executive officers, the market-competitive range for equity grants, when combined with targeted cash incentives and base salary for executive officers of comparable positions between the [---] and [---] percentiles of the companies in our peer group.

While the Compensation Committee uses the comparative data in making its equity grant determinations, the final determinations are made in its discretion.  Taking these factors into consideration (as well as any other factors it deemed important), on December 15, 2010, the Compensation Committee granted shares of restricted stock to each of our named executive officers as follows:

Named Executive Officer	Percentage of Base Salary	Dollar Value of Award	Number of Shares
Amin J. Khoury	[---]%	$[---]	[---]
Michael B. Baughan	[---]%	$[---]	[---]
Thomas P. McCaffrey	[---]%	$[---]	[---]
Wayne Exton	[---]%	$[---]	[---]

Werner Lieberherr	[---]%	$[---]	[---]
Rick Sharpe	[---]%	$[---]	[---]
Ryan M. Patch	[---]%	$[---]	[---]

3.
Comment:  We note your response to comment 7 in our letter dated August 5, 2010.  It appears that the equity target also would apply with respect to awards made in prior years that continue to be subject to performance vesting.  Please revise the proposed disclosure to disclose the actual results for the equity targets for the current fiscal year (i.e., 2010 in your proposed disclosure).

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.  The Company proposes to revise in future filings the disclosure set forth in the fifth paragraph on page 19 of the Proxy Statement to be similar in scope and level of detail to the following:

“An amount equal to 75% of the annual award to each named executive officer is subject to time-based vesting and 25% of the annual award is subject to performance-based vesting.  The time-based portion of the award vests ratably over a period of three years commencing on the first anniversary of the date of grant.

With respect to the performance-based component, at the beginning of each of the three calendar years following the grant date, the Compensation Committee will set an annual return on equity target.  Vesting of the performance-based portion of the award is subject to the Company achieving the average of the annual return on equity targets established by the Compensation Committee for the three-year period as follows:

•	100% of the performance-based component of the award will vest on the fourth anniversary of the award if 90% or more of the target is attained;

•	50% percent of the performance-based component of the award will vest on the fourth anniversary of the award if between 85% and 90% of the target is attained; and

•	No portion of the initial award will vest if less than 80% of the target is attained.

•
For attainment between 80% and 85%, or between 85% and 90% of the applicable performance target, a portion of the performance-based component of the award will vest as determined on the basis of linear interpolation.

    With respect to annual awards granted in 2009, on [---], 2010, the Company set the return on equity target for calendar year 2010 as [---].  Actual return on equity for 2010, was [---].  On [---], 2011, the Compensation Committee set the return on equity target for calendar year 2011 as [---].  The return on equity targets for each of calendar years 2012 and 2013 will be set at the beginning of each of these years.”

*           *           *

In connection with its response to the Staff’s comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this response to the Staff’s Comment Letter.  Please direct any questions or comments regarding this letter to me at 212-848-8159.

Very truly yours,

/s/ John J. Cannon

John J. Cannon

cc:
Mindy Hooker - Securities and Exchange Commission
Anne McConnell - Securities and Exchange Commission
Sherry Haywood - Securities and Exchange Commission
Andy Schoeffler - Securities and Exchange Commission
Thomas P. McCaffrey - BE Aerospace, Inc.
Lona Nallengara - Shearman & Sterling LLP
Amy Beth Gitlitz - Shearman & Sterling LLP